N E W S   R E L E A S E

TALISMAN ENERGY ANNOUNCES PAUL SMITH AS NEW CFO

CALGARY, Alberta, May 8, 2013 – Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) has announced the appointment of Paul R. Smith as Chief Financial Officer (CFO), effective May 20, 2013. Paul is currently Executive Vice-President, North America, within Talisman.

Scott Thomson, Talisman’s current CFO, is leaving the company to become President and Chief Executive Officer (CEO) of Finning International, the world’s largest Caterpillar equipment dealer headquartered in Vancouver, British Columbia.

“I am very pleased that Paul will fit into this role seamlessly, given his knowledge of the company, his operational and financial skills, and international and North American experience,” said Hal Kvisle, President and CEO. “Paul has a tremendous track record, fully understands the risks and opportunities of the business, and is a strategic thinker. He played a key role in transforming Talisman’s North American operations, leaving a well-positioned business that will continue to be a vital part of Talisman’s future.

“Importantly, he will provide continuity in our journey to create a more value-driven proposition for shareholders. Paul will play a key role in implementing our four strategic priorities, including unlocking the NAV of our portfolio and maintaining a strong balance sheet, as part of living within our means.”

Paul Smith joined Talisman in 2009 and soon after was appointed Executive Vice-President, North America. In this role, Paul led the business transformation away from a focus on deep sour gas, to a strong position in four of the leading unconventional plays in North America. This included the sale of over $5 billion of assets, as well as strategic joint venture agreements in the Montney and the Eagle Ford.

Paul started his career with British Petroleum (BP) and held senior roles in various international locations, including Vice-President and Director, Upstream Projects; CFO for BP’s Trinidad operations; and Upstream Vice-President for TNK-BP, West Siberia. He received an honours degree in Economics and Business from Heriot-Watt University in Edinburgh. A successor for Paul will be announced at a later date.

Commenting on Scott Thomson, Hal Kvisle said, “While we are sad to see him leave, I am personally very pleased for Scott. This is a great opportunity for him. Over the last five years, Scott has made a substantial contribution to Talisman. He led several strategic transactions, helped maintain a strong balance sheet, and built excellent relationships with our bankers and institutional investors.”

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at (www.talisman-energy.com).

For further information, please contact:

Media and General Inquiries:                                                                                     Shareholder and Investor Inquiries:
Phoebe Buckland                                                                                                         Lyle McLeod
Manager, External Communications                                                                         Vice-President, Investor Relations
Phone:                      403-237-1657                                                                               Phone:                      403-767-5732
Email:           tlm@talisman-energy.com                                                                    Email:           tlm@talisman-energy.com

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